UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             FORM 8-A

          FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
               PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934



                       NORTHERN EMPIRE BANCSHARES

         (Exact name of registrant as specified in its charter)


  CALIFORNIA                                    94-2830529
(State of incorporation           (I.R.S. Employer Identification No.)
 or organization)

                          801 Fourth Street
                      Santa Rosa, California 95404
                (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

 Title of each class               Name of each exchange on which
 to be so registered               each class is to be registered
     NONE                                            NONE
_______________________________    __________________________

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. /___/

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. /_X /

Securities Act registration statement file number to which this form relates: _______________________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                      COMMON STOCK, NO PAR VALUE
                          (Title of class)


Item 1. Description of Registrant's Securities to be Registered.

     The following discussion is a summary, does not purport to be complete and is subject in all respects to applicable California law and to the provisions of the amended and restated articles of incorporation, as amended, and the amended and restated bylaws of Northern Empire Bancshares ("the Corporation").




Description of Capital Stock - General

      The authorized capital stock of the Corporation consists of 40,000,000 shares of Common Stock, no par value, of which 9,860,857 are issued and outstanding as of March 31, 2005, and 10,000,000 shares of preferred stock, no par value, none of which have been issued. Shares of Common Stock and Preferred Stock are not subject to assessment or further calls for liabilities of the Corporation under applicable law.

     Common Stock.   Each share of Common Stock has the same rights,
preferences and privileges as every other share of Common Stock. The Common Stock has no pre-emptive, conversion or redemption rights,
sinking fund provisions, or liquidation preferences.   Subject to the
preferences of any shares of Preferred Stock that may be issued in the future, holders of the Common Stock are entitled to participate in such dividends as may be declared by the Board out of funds legally available therefor and, in the event of liquidation, dissolution or winding up of the Corporation, are entitled to share ratably in all assets remaining after the payment of liabilities.

     Serial Preferred Stock.    The Corporation's Articles of
Incorporation authorize its Board of Directors to fix one or more series of preferred stock and to determine the dividend rights (including sinking fund provisions for the purchase or redemption of such shares), conversion rights, voting rights, if any, preferences upon liquidation, dissolution or winding up, and the number and designation of shares constituting any such series. If and when shares of serial preferred stock are issued, such stock may or may not have voting or conversion rights, and the holders of such stock may have dividend, liquidation, redemption or other rights that are senior to those of the holders of the Corporation's Common Stock. While the Corporation has no present plans to issue any preferred shares, such shares may be issued in the future without obtaining the approval of the holders of the Common Stock.

Dividend Rights

     The dividend policy of the Corporation is subject to the discretion of the Board of Directors and depends upon a number of factors, including earnings, financial condition, cash needs and general business conditions. In addition, the Board of Directors may declare dividends only out of funds legally available therefor.

     California General Corporation Law provides that a corporation may make a distribution if its retained earnings at least equal the amount of the proposed distribution. In the event that sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution if, immediately after giving effect to the proposed distribution, it meets both the "quantitative solvency" and the "liquidity" tests, as set forth under California law. In general, the quantitative solvency test requires that the sum of the assets of the corporation equal at least 1-1/4 times its liabilities. The liquidity test generally requires that a corporation have current assets at least equal to current liabilities or, if the average of earnings of the corporation before taxes on income and before interest expense for the two preceding fiscal years was less than the average of the interest expense of the corporation for such fiscal years, current assets must equal at least 1-1/4 times current liabilities.

     The Corporation's primary source of income is the receipt of dividends from its subsidiary bank, Sonoma National Bank (the "Bank"). The Bank's ability to pay dividends is subject to the restrictions of the national banking laws and, under certain circumstances, the approval of the Comptroller of the Currency.

     A national bank may not pay dividends from its capital. All dividends must be paid out of net profits then on hand, after deducting for expenses, including losses and bad debts. A national bank is also prohibited from declaring a dividend until its surplus fund equals the amount of capital stock or, if the surplus fund does not equal the amount of capital stock, until one-tenth of the bank's net profits for the preceding half year, in the case of quarterly or semiannual dividends, or the preceding two consecutive half-year periods, in the case of an annual dividend, are transferred to the surplus fund each time dividends are declared.

     The approval of the Comptroller is required if the total of all dividends declared by a bank in any calendar year will exceed the total of its net profits of that year combined with its retained net profits of the two preceding years, less any required transfers to surplus or a fund for the retirement of any preferred stock which may be outstanding. Moreover, the Comptroller may prohibit the payment of dividends which would constitute an unsafe and unsound banking practice.



Voting Rights

     Each share of Common Stock is entitled to one vote on any issue requiring a vote, and holders of the Common Stock have the right to cumulate votes in elections of directors, as described below.

     California law provides that a shareholder of a California corporation, or his proxy, may cumulate votes in elections for directors, that is, each shareholder has a number of votes equal to the number of shares owned by him, multiplied by the number of directors to be elected, and he may cumulate such votes for a single candidate or distribute such votes among as many candidates as he deems appropriate. However, a shareholder may cumulate votes only for a candidate or candidates whose names have been properly placed in nomination prior to the voting and only if the shareholder has given notice at the meeting, prior to the voting, of his intention to cumulate his votes. If any one shareholder has given such notice, all shareholders may cumulate votes for candidates in nomination.

     The Corporation's Articles of Incorporation generally may be amended at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the stock of the Corporation, unless the vote of the holders of a greater amount of stock is required by law.

Nominations of Directors

     The Corporation's Bylaws provide that nominations for directors by shareholders may be made, provided that certain informational requirements concerning the identities of the nominating shareholder and the nominee are complied with in advance of the meeting. The written nomination must include the following information: (a) the name and address of each proposed nominee, (b) the principal occupation of each proposed nominee, (c) the total number of voting shares that will be voted for each proposed nominee, (d) the name and residence address of the nominating shareholder, and (e) the number of shares of voting stock of the Corporation owned by the nominating shareholder. This provision is intended to provide advance notice to management of any effort to effect an election contest or a change in control of the Board of Directors.

     There is no classification of the Board of Directors.

Directors' Duty of Care and Liability

     The Corporation's Articles of Incorporation eliminate the personal liability of directors to the Corporation and its stockholders for monetary damages to the extent permitted by California law. The articles do not eliminate the duty of care; only liability for monetary damage awards based upon a breach of that duty. Under the articles, a director is not personally liable for monetary damages for an action based on a claim that he did not meet this standard of care.

     A director does remain personally liable for: (i) intentional misconduct or culpable violation of law; (ii) acts or omissions believed by the director to be contrary to the best interests of the Corporation or its shareholders, or that involve the absence of good faith on the part of the director; (iii) any transaction from which a director derived improper personal benefit; (iv) acts or omissions that show reckless disregard for the director's duty to the Corporation or its shareholders where the director, in the ordinary course of performing a director's duties, should be aware of a risk of serious injury to the Corporation; (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Corporation or its shareholders; (vi) transactions between the Corporation and a director in which a director has a material financial interest, unless approved in accordance with California law; and (vii) liability for improper dividends or other distributions, loans, or guarantees. The Corporation may limit a director's liability only with regard to derivative actions, i.e., actions brought by shareholders on behalf of the Corporation, and not to claims brought by outside parties or to claims by shareholders that are not on behalf of the Corporation. The articles do not interfere with a shareholder's ability to pursue other remedies, such as those provided by federal securities laws, or equitable remedies, such as injunctive relief.


Preemptive Rights

     Holders of the Common Stock of the Corporation do not have preemptive rights, that is, any rights to subscribe for additional shares or other securities which the Corporation may issue in the future. Therefore, future shares of the Corporation's Common Stock or other securities may be offered to the investing public or to shareholders, at the discretion of the Corporation's Board of Directors, and such securities may have rights that are senior to those of the holders of Common Stock.

Issuance of Additional Shares

     The Corporation has authorized capital stock consisting of 40,000,000 common shares and 10,000,000 shares of preferred stock. Such shares have been authorized in order that the Corporation may, in the future, raise additional capital for growth purposes or to respond to regulatory capital requirements. While the Corporation has no present plans to do so, such shares may be offered without the approval of the then shareholders of the Corporation. Authorized but unissued shares are sometimes used in connection with responses to attempts to acquire control of a corporation. Although the Board of Directors is not aware of and does not anticipate any attempt to acquire control of the Corporation, authorized but unissued shares can be used to respond to such attempts by selling shares to a party who supports existing management or in order to increase the number of shares outstanding, which would both increase the amount of consideration necessary to effect a change in control of the Corporation and dilute the percentage ownership and voting rights of an acquiror that had already acquired some portion of the Corporation's outstanding stock.

Transfer Agent

     The Transfer Agent for the Corporation's Common Stock is Mellon Investor Services.

Item 2. Exhibits.

  (a) Articles of Incorporation of Northern Empire Bancshares, as restated with all amendments as of the date of filing this Registration Statement on Form 8-A.

  (b) Secretary's certificate of amendment to the Bylaws of Northern Empire Bancshares and revised Bylaws (filed as exhibit 3(b) to the
      Corporation's Annual       Report on Form 10-K for the fiscal year
      ended December 31, 2004, file number 2-91196, and incorporated herein by this reference).








SIGNATURE

Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Northern Empire Bancshares

Date    May 18, 2005

By  /s/ Deborah A. Meekins
-------------------------------
President and Chief Executive Officer